Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: March 2, 2021

https://placetech.net/products/big-interview-matterport/

PlaceTech

Big Interview: Matterport

March 1, 2021

Karl Tomusk

Digitalising the entire built world, creating 3D ‘digital twins’ of every building in existence, is a monumental task but one Matterport is on a mission to complete. Years of growth – and a busy 2020 in which Matterport nearly doubled the number of spaces it’s captured, launched an iPhone app and grew its customer base six-fold – culminated in the most significant deal yet for the business.

In February, Matterport announced it was going public through a merger with Gores Holdings VI, a special purpose acquisition company. Set to close in Q2, the deal gives the combined company an equity value of about $2.9bn. With $640m in cash and placement proceeds earmarked for growth, Matterport is gearing up for serious expansion, both in the size and global footprint of its business and in its products.

On the corporate side, 2021 will be about finding ways to reach new markets – it already has subscribers in more than 150 countries – and developing the enterprise side of its business. Major property players like CBRE, JLL, Cushman & Wakefield and Colliers all work with Matterport to some degree. Now the company wants to deepen those connections, embedding itself into the future of how they operate.

And what about on the product side? PlaceTech caught up with James Morris-Manuel, MD for EMEA at Matterport, to discuss what’s next for Matterport, to get his thoughts on the changing nature of property, post-Covid, and even the idea of democratising art through tech.

What opportunities has the business combination created for Matterport? What changes are you making to the platform?

This is the start of the start. Of the four billion buildings in the world we believe that there’s approximately 20 billion spaces that can be captured – and we’re at 4.4 million. So, we’re right at the beginning. With the recent news, the opportunity we’re really leaning into is – how do we digitalise the $230tn property industry out there?

We don’t want to be known as the 3D tour company. We are creating digital twins of every single property in the world, and that all sits inside Matterport’s 3D platform.

[But] having that 3D model is just the beginning. It’s – what more can you do, once you’ve got the digital model, to really derive value?

That 3D platform is going to have platform partners. So, for example, if you are refurbishing a space, you can go in, capture it with Matterport, you get a 3D digital twin of that model on the Matterport platform, and once that model is there, you might be able to use our platform partners to enhance that model even further.

Can you virtually stage the model? Can you add IoT? Can you add points of interest in there? Can you use that model for virtual snagging, and the ability to go in and make notes and annotate? These are some examples of platform partners that we’re looking to sign up during the course of this year as we launch our platform marketplace.

What are you developing within artificial intelligence?

We have an AI engine and a machine learning engine called Cortex, and Cortex does a lot of things. The biggest one is it gives us the ability to take a 2D image and make it 3D, and that is completely unique to Matterport.

Now, when you upload a 360-degree image of a meeting room, our AI can be like; ‘Oh, this looks like it’s a desk in the middle of the room.’ And it can immediately add the 3D data behind it if there’s 3D data missing. But it can also recognise the object – ‘This is a desk’ – and it can recognise the room – ‘This is a meeting room’. So that’s where our AI Cortex is at the moment, but [we’re] developing that even further, and the sky’s the limit.

The applications for object recognition I think are really interesting. If you look at facilities management, for example, the ability for somebody to quickly scan their entire portfolio. ‘How many fire extinguishers do we have in the portfolio of 100 buildings?’ They click a button, and all of a sudden, the AI’s recognised: ‘You have this many fire extinguishers, this is where they are.’ Those are the kinds of features I think will become very, very valuable.

[Embedded link to this Matterport digital twin: https://my.matterport.com/show/?m=Vq9KZsdwiuH]

2020 was undoubtedly a busy year for Matterport. What were some of the highlights?

We launched Matterport for iPhone. Now, that’s quite a big – I would say a really tectonic – launch, because it means that any user could make a digital twin of their property just using their smartphone.

It really helped democratise creating a digital twin of your property, because now that you can just do it from your phone, all of a sudden everyone can do it.

It doesn’t matter what industry you were in – home owner, thinking about moving, re-planning your space, whatever it was. Just showing your home office to your friends, you could literally just scan it with your phone and send it to your friends and say: ‘This is how I’ve set up my home office; I’m on the dining room table.’

Last year, our subscriber base grew more than 500%, and it now comprises over 10bn sq ft of space. Those spaces are made up of many different properties: they’re houses, they’re offices and museums, schools, and factories. Hospital started getting captured so that they could get ready for Covid. A lot of retail stores [were] figuring out ‘I’m a physical shop on a high street. How do I become a digital shop online?’ So, a lot of retail stores got captured as well.

With so many new subscribers, have you found new uses for Matterport?

Retail has really had to reinvent itself. It was already getting a lot of pressure from online, but I think Covid and the lockdowns were quite a big hit. And we’ve seen a lot of retailers using Matterport to help show their brand, tell their story, take their physical high street store and put it online.

‘Back to school’ is another big trend that we’ve seen. A lot of schools are under pressure from the parents: how are you going to bring my kids back? How is the classroom set up? In the hallway, do you have one-way walking this way and one-way walking back on the other side of the hall? Do you have sanitisation stations? Do you have entry and exits, to reduce the number of people passing each other? So schools have really used Matterport to help them design their back-to-school strategy.

A lot of museums are using Matterport to get online to help people have access to this artwork. And actually, I think for museums it’s very interesting, because it really democratises people’s access to art. So I can now visit an art gallery in any country I want – if it’s been Matterported. If I’m a school, and I want to take my school kids on an art trip, and I want to go to the Louvre in Paris, I can do it digitally now from the classroom. I don’t have to take everyone on a field trip to Paris. So I think it’s really democratised the public’s access to art, which is really great.

What changes caused by the pandemic, lockdowns and new ways of working do you think will stick in the long run?

I think that when Covid hit, it really put a lot of pressure on the residential industry and the commercial industry to get a bit more serious about how their businesses were working.

A lot of businesses at that point had a level of introspection and really thought: ‘What do I need to do to change my business and how is my business going to look in the future?’ And tech was a big answer to the majority of those questions.

I think some of the changes that have been made for Covid reasons will also be here to stay long after for sustainability reasons.

One of the angles that a lot of companies were taking pre-Covid as well was: ‘does it really make sense if we’re going to go do a viewing of a property that we drive there, the agent drives there, the valuer drives there?’ All of a sudden there’s four cars turning up. That’s eight journeys there and back. Then you want to do a second viewing. Okay, now it’s 16 journeys.

It’s quite a big carbon footprint when you really look at how the property industry functions. When Covid came and you couldn’t do physical viewings, virtual tours and 3D models, digital twins all became the epicentre of how a lot of these buildings were transacted.

What are you most looking forward to in 2021?

Workwise, it’s a super exciting time. Like I said: this is the start of the start. How are we going to digitalise four billion buildings in the world and how quickly can we get there? That kind of perspective is the thing that excites me the most for 2021: thinking about and putting in place all of the strategies that are going to get us to four billion buildings captured with a digital twin.

How long do you think that will take?

I don’t have a good answer to that. How long do I think it will take? The whole point of this announcement is so that we can really bend the curve and lean into it. ASAP is the answer.

Additional Information and Where to Find It

In connection with the proposed business combination, Gores Holdings VI, Inc. (“Gores Holdings VI”) intends to file a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Gores Holdings VI, an information statement of Matterport, Inc. (“Matterport”) and a prospectus of Gores Holdings VI. The proxy statement/information statement/prospectus will be sent to all Gores Holdings VI and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of the Gores Holding VI’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holding VI may also file other documents regarding the proposed business combination with the Securities and Exchange Commission (the “SEC”). The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores Holding VI and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VI through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VI’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Holdings VI and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Gores Holdings VI’s stockholders in connection with the proposed business combination. Information about Gores Holdings VI’s directors and executive officers and their ownership of Gores Holdings VI’s securities is set forth in Gores Holdings VI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI and Matterport, Inc., including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VI’s or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VI’s securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VI’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VI; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores Holdings VI’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VI’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores Holdings VI or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores Holdings VI’s securities on the NASDAQ; (viii) the price of Gores Holdings VI’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VI’s final proxy statement/information statement/prospectus contained in the Registration Statement, including those under “Risk Factors” therein, and other documents filed by Gores Holdings VI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VI and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VI nor Matterport gives any assurance that either Gores Holdings VI or Matterport will achieve its expectations.

Disclaimer

This transcript relates to a proposed business combination between Gores and Matterport. This transcript does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.